UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 31, 2023

StoneBridge Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40613	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One World Trade Center

Suite 8500

New York, NY 10007

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 314-3555

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant	APACU	The Nasdaq Stock Market LLC

Class A ordinary shares par value $0.0001 per share	APAC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Class A ordinary share for $11.50 per share	APACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On July 31, 2023, StoneBridge Acquisition Corporation (“StoneBridge”) and DigiAsia Bios Pte. Ltd. (“DigiAsia”), published on their respective company websites a joint investor presentation (the “Investor Presentation”). A copy of the Investor Presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. The submission of the information set forth in this Item 7.01 will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1.

Important Information for Investors and Shareholders About the Business Combination and Where to Find It

This document relates to a proposed transaction between StoneBridge and DigiAsia. StoneBridge’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2023 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about StoneBridge, DigiAsia and the other parties to the Business Combination Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of StoneBridge as of a record date to be established for voting on the Business Combination and other matters described in the Registration Statement.

StoneBridge shareholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: StoneBridge Acquisition Corporation, One World Trade Center Suite 8500, New York, New York 10007, Attention: Chief Financial Officer, (646) 314-3555.

Participants in the Solicitation

StoneBridge and DigiAsia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from StoneBridge’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of StoneBridge and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contains certain statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside StoneBridge’s and DigiAsia’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against StoneBridge and DigiAsia following the announcement of the Business Combination Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed transactions, including due to failure to obtain approval of the shareholders of StoneBridge, certain regulatory approvals, or the satisfaction of other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on DigiAsia’s business and/or the ability of the parties to complete the proposed transactions; (vi) the inability to maintain the listing of StoneBridge shares on the Nasdaq Stock Market following the proposed transactions; (vii) the risk that the proposed transactions disrupts current plans and operations as a result of the announcement and consummation of the proposed transactions; (viii) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of DigiAsia to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed Business Combination; (x) changes in applicable laws or regulations; and (xi) the possibility that DigiAsia or StoneBridge may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in StoneBridge’s most recent filings with the SEC, including StoneBridge’s F-4 Registration Statement, filed with the SEC on June 26, 2023. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning StoneBridge or DigiAsia, the transactions described herein or other matters attributable to StoneBridge, DigiAsia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of StoneBridge and DigiAsia expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

 No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description
99.1	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

StoneBridge Acquisition Corporation

By:	/s/ Bhargava Marepally
Name:	Bhargava Marepally
Title:	Chief Executive Officer

Date: July 31, 2023